N-SAR Item 77.D.  Policies with Respect to Security Investments




       Mellon Large Cap Stock Fund changed its investment objective from seeks investment returns (consisting of capital appreciation and income) that are consistently superior to those of the Standard and Poor's 500 Composite Stock Price Index to seeks capital appreciation.

       Mellon Income Stock Fund changed its investment objective from seeks to exceed the total return performance of the Russell
1000 Value Index over time to seeks total return (consisting of capital appreciation and income).

       Mellon Mid Cap Stock Fund changed its investment objective from seeks investment returns (consisting of capital appreciation and income) that are consistently superior to those of the Standard and Poor's MidCap 400 Index to seeks capital appreciation.

       Mellon Small Cap Stock Fund changed its investment objective from seeks investment returns (consisting of capital appreciation and income) that surpass those of the Standard and Poor's SmallCap 600 Index to seeks capital appreciation.

       Mellon Bond Fund changed its investment objective from seeks to outperform the Lehman Brothers Aggregate Bond Index while maintaining a similar risk level to seeks total return (consisting of capital appreciation and current income).

       Mellon Intermediate Bond Fund changed its investment objective from seeks to outperform the Lehman Brothers Intermediate Government/Credit Bond Index while maintaining a similar risk level to seeks total return consisting of capital appreciation and current income).

       Such changes, each of which was effective as of December 31, 2004, did not require shareholder approval but shareholders were notified at least 30 days prior to the implementation of such changes.